Exhibit 21

THE STEAK N SHAKE COMPANY

Wholly-owned Subsidiaries	State of Incorporation or Organization
Steak n Shake Operations, Inc.	Indiana
Steak n Shake, LLC*	Indiana
Steak n Shake Enterprises, Inc.*	Indiana
Consolidated Specialty Restaurants, Inc.	Indiana
SNS Investment Company	Indiana
Steak n Shake of Tallahassee LLC**	Indiana

 * Wholly-owned subsidiary of Steak n Shake Operations, Inc.
**Majority owned subsidiary of Steak n Shake Operations, Inc.